APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Select Goods LLC
Balance Sheet - unaudited
For the period ended 6/30/2021

	Current Period 6/30/2021
ASSETS	
Current Assets:	
Cash	$ 40,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	40,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ 40,000.00**		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	40,000.00		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	40,000.00		
TOTAL LIABILITIES & EQUITY	**$ 40,000.00**		
Balance Sheet Check	-		

I, Mirlene Hilaire, certify that:

1. The financial statements of The Select Goods LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Select Goods LLC has not been included in this Form as The Select Goods LLC was formed on 04/15/2021 and has not filed a tax return to date.

Signature: *Mirlene Hilaire*

Name: Mirlene Hilaire

Title: Owner